

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2013

Via E-mail
Jeffrey T. Jackson
Chief Financial Officer
PGT, Inc.
1070 Technology Drive
North Venice, Florida 34275

> **Re: PGT, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2012**
> **Filed March 1, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2013**
> **File No. 0-52059**

Dear Mr. Jackson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 29, 2012

Management's Discussion and Analysis, page 13

Critical Accounting Estimates, page 24

1. In future filings, please disclose the specific reasons for the decrease in bad debt expense of $0.8 million in 2012 and the decrease in 2011 over the prior year. Provide us with an example of your intended future disclosure.

2. Given the significance to net income of the release of a portion of your valuation allowance on deferred tax assets, as well as the continuing potential impact of the allowance, please provide us with an analysis of how you developed this estimate.

Include a description of key assumptions and quantified information as appropriate to facilitate investor understanding. Provide us with an example of the disclosure you intend to provide in future filings.

Indefinite Lived Intangibles, page 25

3. Per your comment letter response dated May 7, 2010, please state the specific period in which your discounted cash flow model includes modest growth, i.e., clarify what you mean by "in future years." Although the analysis presented in the current year yields a higher excess of fair value over book value and thus a perceived lower risk for potential impairment, such disclosure remains important for robust meaningful disclosure. This additional disclosure will allow investors to better understand the sensitivity of the assumptions used to estimate fair value. Please refer to Section 501.14 of the Codification of Financial Reporting Policies for guidance.

Statements of Cash Flows, page 35

4. Under operating activities, the caption "change in operating assets and liabilities" should denote "net [or exclusive] of acquisition and/or disposition" (as applicable) to reflect that the acquisition of intangible assets in the prior years and the purchase and proceeds from the sale of other assets and investments should be reported under investing activities. For prospective filings, please include this enhanced caption disclosure as it provides a more complete description regarding the change in operating assets and liabilities within operating activities. Please refer to paragraphs 12(c) and 13 of ASC 230-10-45.

Note 2 – Summary of Significant Accounting Policies, page 37

Warranty Expense, page 39

5. Tell us and revise future filings to explain the nature of the items included in the "adjustments" column. Also in future filings, please expand your discussion of warranties on page 26 and in the footnote as appropriate to explain the specific underlying reasons for the decrease in the current period and the factors and assumptions considered in developing your estimate. We note the warranty accrual declined further at March 31, 2013, while sales substantially increased. Provide us with an example of the disclosure you intend to provide in future filings.

Exhibits, Financial Statement Schedules, page 65

6. Given the movement in valuation allowances regarding accounts/notes receivable and deferred tax assets and their significance, please include in future filings a rollforward of the activity for these items in Schedule II. We realize you currently present a rollforward of the allowance for doubtful accounts in Note 2 – Summary of

Significant Accounting Policies, but Schedule II would better facilitate the disclosure requirements for both valuation allowances.

Proxy Statement filed April 1, 2013

Executive Compensation – Compensation Discussion and Analysis, page 22

Annual Cash Incentive Plan, page 25

7. We note your statements on pages 22, 24, and 25 to the effect that the payout under the AIP reflects individual performance. However, the factors relating to the 2012 AIP only list measures of company performance and "discretionary factors." Please clarify for us and in future filings whether a portion of the AIP is based on the achievement of "individual performance objectives," as suggested on page 24, or whether it is discretionary, as suggested on page 25. We note that in your response to comment 20 of our letter dated April 15, 2010, which addressed similar disclosures regarding your 2009 fiscal year, you stated that 25% of the Annual Cash Incentive Plan was based on discretionary factors, and not individual performance. If the achievement of individual performance objectives is considered in determining AIP in the future please describe those objectives. If individual performance objectives were considered with respect to 2012, please show us what your disclosure would have looked like in response to this comment.

In future filings please present the manner in which the AIP is calculated, including the performance goals for net sales, EBITDA and return on operating investment as well as discretionary factors, the level of achievement of those goals, and the resulting payout percentages for each NEO. See Item 402(b)(2)(vi). Please also provide us with a sample of what your disclosure would have looked like in response to this comment for 2012.

Long-Term Equity-Based Incentives, page 25

8. In future filings, please present an indication of the manner in which the compensation committee determined the amount of equity compensation to grant to each NEO. We note Mr. Antonelli's grant of $596,983 in stock options, but no discussion is made of this grant. See Items 402(b)(1)(v) and (vi), as well as 402(b)(2)(i), of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Thomas D'Orazio at (202) 551-3825 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Leland Benton at (202) 551-3791 or Pamela Long, Assistant Director, at (202) 551-3765.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief